CLIFFORD CHANCE US LLP
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Direct Dial: +1 212 878-3180

E-mail: clifford.cone@cliffordchance.com

December 18, 2023

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares® Bitcoin Trust
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-272680

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of our client, the iShares Bitcoin Trust (the “Trust”), we transmit for filing under the Securities Act of 1933, as amended, the Trust’s Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”) relating to the initial public offering of the the Trust’s shares representing fractional undivided beneficial interests in its net assets. The Trust is filing the Amended Registration Statement to update the disclosure primarily to reflect the change from in-kind to cash creations and redemptions.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.
Adithya Attawar, BlackRock, Inc.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

December 18, 2023

Jason D. Myers, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Etherial Edetan, Clifford Chance US LLP